UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(AMENDMENT NO. 1)

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER

THE TRUST INDENTURE ACT OF 1939

Mrs. Fields Famous Brands, LLC

Mrs. Fields Financing Company, Inc.

GACCF, LLC

GAMAN, LLC

Mrs. Fields Franchising, LLC

Mrs. Fields Gifts, Inc.

PTF, LLC

PMF, LLC

Mrs. Fields Cookies Australia

TCBY Systems, LLC

TCBY International, Inc.

TCBY of Texas, Inc.

The Mrs. Fields’ Brand, Inc.

Mrs. Fields’ Original Cookies, Inc.

TCBY of Saudi Arabia, Inc.

TCBY of Mexico, Inc.

TCBY of Aruba, Inc.

TCBY United Kingdom, Inc.

TCBY of The Philippines, Inc.

TCBY of Qatar, Inc.

TCBY of Israel, Inc.

TCBY of Portugal, Inc.

TCBY of The Netherlands, Inc.

TCBY of Australia, Inc.

TCBY of Jordan, Inc.

TCBY of Kuwait, Inc.

TCBY of Turkey, Inc.

TCBY of Bolivia, Inc.

TCBY of Colombia, Inc.

TCBY of South Africa, Inc.

(Name of Applicant)

2855 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121-1050

801-736-5600

(Address and Phone Number of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

10% Senior Secured Notes due 2014	Up to a maximum aggregate principal amount not expected to exceed $60.0 million

Approximate Date Of Proposed Public Offering:

As promptly as possible after the Effective Date of this Application for Qualification

Michael R. Ward, Esq.

Interim Co-Chief Executive Officer, Executive Vice President and Chief Legal Officer

2855 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121-1050

(801) 736-5600

(Name and Address of Agent for Service)

With a copy to:

Randall H. Doud, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed solely to add the EDGAR codes for four of the applicants that were not included with the Form T-3 filed on August 15, 2008.  This Amendment is not intended to amend or delete any other part of the Application.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Salt Lake City, and state of Utah, on August 28, 2008.

(SEAL)
MRS. FIELDS FAMOUS BRANDS, LLC

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS FINANCING COMPANY, INC.

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

GACCF, LLC

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

GAMAN, LLC

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS FRANCHISING, LLC.

	By:	/s/ Michael R. Ward
		Name:	Michael R. Ward
		Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS GIFTS, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS COOKIES AUSTRALIA

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

PTF, LLC

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

PMF, LLC

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY SYSTEMS, LLC

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY INTERNATIONAL, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF TEXAS, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

THE MRS. FIELDS’ BRAND, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

MRS. FIELDS ORIGINAL COOKIES, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY SAUDI ARABIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF MEXICO, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF ARUBA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY UNITED KINGDOM, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF THE PHILIPPINES, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF QATAR, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF ISRAEL, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF PORTUGAL, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF THE NETHERLANDS, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF AUSTRALIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF JORDAN, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF KUWAIT, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF TURKEY, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF BOLIVIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF COLOMBIA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

TCBY OF SOUTH AFRICA, INC.

By:	/s/ Michael R. Ward
	Name:	Michael R. Ward
	Title:	Executive Vice President and
Chief Legal Officer

Attested By:	/s/ Steve K. Passey
	Name:	Steve K. Passey
	Title:	Vice President, Chief Accounting Officer and Treasurer